EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions except ratio)

Six Months Ended July 3, 2004
Fixed charges:
Interest expense	$127
Estimated interest portion of rents	18
Total fixed charges	$145

Income:
Income from operations before income taxes	$209
Fixed charges	145
Adjusted income	$354

Ratio of income to fixed charges	2.44